Exhibit 10.1

LKQ CORPORATION

SEVERANCE POLICY FOR KEY EXECUTIVES

(adopted July 21, 2014)

The LKQ Severance Policy For Key Executives (the “Policy”) provides severance benefits to a select group of management or highly compensated employees of LKQ Corporation, a Delaware corporation, or its affiliated entities (collectively the "Company" or “LKQ”). The Policy is effective for selected eligible employees as set forth in Section 2 and who satisfy the conditions set forth in this Policy (“Covered Executives”). This Policy is designed to be an “employee welfare benefit plan,” as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Exhibit A is a part of this Policy and provides important information regarding this Policy.

1.
Purpose. LKQ seeks to attract and retain qualified and capable professionals to serve in key executive positions to maximize the value of LKQ for the benefit of LKQ’s stockholders. The purpose of this Policy is to provide such employees with financial security and sufficient incentive to accept and continue employment with LKQ. This Policy describes the separation benefits that LKQ will provide to Covered Executives under certain circumstances if their employment ends due to a Qualifying Termination (as defined below).

2.
Covered Executives. This Policy applies to LKQ’s Chief Executive Officer, Chief Financial Officer, any other Senior Vice President, Vice President of Finance and any other executive, provided however that any of the foregoing executives must be expressly designated in writing by the Compensation Committee of the Board of Directors as being covered by this Policy.

3.
Termination of Employment. If the employment of a Covered Executive is terminated for any reason (such last day of employment is the “Termination Date”), such Covered Executive shall be entitled to, within 10 days of such Termination Date, all earned but unpaid compensation for time worked through the Termination Date, and all benefits to which the Covered Executive is otherwise entitled pursuant to any other agreement with LKQ or LKQ plan or policy in accordance with the terms of such agreement, plan or policy. All payments and benefits provided to any Covered Executive under this Policy shall be subject to satisfaction of all applicable tax withholding in amounts and at times determined by the Company.

4.
Qualifying Termination. If (i) LKQ terminates a Covered Executive’s employment without Cause or if a Covered Executive terminates his or her employment for Good Reason and (ii) the Covered Executive timely complies with the Section 5 requirements, then such termination shall be a “Qualifying Termination” and LKQ shall provide to the Covered Executive the pay and benefits specified in Sections 4(a) through 4(h). Subject to Section 6, Section 4 payments and benefits shall commence upon their first scheduled payment date that occurs after the “Release Effective Date” (as defined in Section 5). The first such payment shall include payment of all amounts that otherwise would have been due to the Covered Executive under this Policy for the period between the Termination Date and the date of such first payment, and any payments to be made thereafter shall be provided at the times specified herein.

(a)
an amount equal to the Covered Executive’s bonus award for the year in which the Termination Date occurs (pro-rated for the number of days that the Covered Executive was employed by LKQ during such year) payable in full on the date such bonus would normally be paid by

LKQ, subject to the condition that the performance goal(s) on which the bonus award is based is/are achieved.

(b)
a monthly amount equal to the quotient of (i) the sum of (1) the Covered Executive’s annual base salary rate as of the day before his/her Termination Date, plus (2) the average of the Covered Executive’s annual bonus paid to him or her for the two prior full fiscal years (or just the prior full fiscal year if the Covered Executive was not employed by LKQ for such two prior full fiscal years) preceding the fiscal year of the Termination Date, divided by (ii) 12. This amount will be paid each calendar month to the Covered Executive for the number of months following the Termination Date set forth in the table below next to the Covered Executive’s title as of his/her Termination Date and disregarding any reduction in title which constituted Good Reason (such number of months is the “Severance Period”), payable on such dates as would otherwise be paid by LKQ.

TITLE	NUMBER OF MONTHS
Chief Executive Officer	18
Chief Financial Officer	18
Other Senior Vice Presidents	12
Vice President of Finance	12
Other Executives Designated by the Compensation Committee	As designated by the Compensation Committee

(c)
an amount equal to the Amended and Restated LKQ Long Term Incentive Plan (the “LTIP”) “Cash Award” (as defined in the LTIP) for the Covered Executive for the performance period in which the Termination Date occurs (pro-rated for the number of days that the Covered Person was employed by LKQ during such performance period) payable in full on the date that the Cash Award would normally be paid by LKQ (without subjecting such payment to any deferral requirement under the LTIP), subject to the condition that the performance goal(s) on which the award is based is/are achieved.

(d)
an amount equal to the Covered Executive’s Deferred Awards (as defined in the LTIP and including any unpaid accrued interest thereon) that had not been paid and which would be paid on the dates they would otherwise be paid under the LTIP.

(e)
the Covered Executive and his or her then eligible dependents shall continue to be covered by and participate in the group health and dental care plans (collectively, “Health Plans”) of LKQ (at LKQ’s cost) in which the Covered Executive (and his/her dependents) participated, or was eligible to participate, immediately prior to the Termination Date through the end of the Severance Period; provided, however, that any medical or dental welfare benefit otherwise receivable by the Covered Executive hereunder shall be reduced (or eliminated) to the extent that the Covered Executive becomes covered under another group health or dental care plan providing comparable medical and health benefits. During the Severance Period, the Covered

Executive shall be eligible to participate in such Health Plans on terms that are at least as favorable as those in effect immediately prior to the Termination Date. However, in the event that the terms of the Health Plans do not permit the Covered Executive to participate in those plans (other than pursuant to an election under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”)), in lieu of coverage and participation under the Health Plans, LKQ shall pay to the Covered Executive within sixty (60) calendar days of the Termination Date a lump sum cash amount equal to the product of two (2) times the Covered Executive’s monthly COBRA premium amount multiplied by the number of months in the Covered Executive’s Severance Period. In addition, for the purposes of coverage under COBRA, the Covered Executive’s COBRA event date will be the date of loss of coverage described in this paragraph.

(f)
the Covered Executive’s outstanding unvested stock options under the LKQ 1998 Equity Incentive Plan shall continue to vest in accordance with their terms during the Severance Period as if the Covered Executive was still employed by LKQ, and (subject to earlier expiration of the stock option’s term as provided in the applicable stock option agreement) the Covered Executive shall have 90 days after each such vesting to exercise such newly vested portion of the stock option.

(g)
the Covered Executive’s restricted stock and/or restricted stock units under the LKQ 1998 Equity Incentive Plan shall continue to vest (and be settled) in accordance with their terms during the Severance Period as if the Covered Executive was still employed by LKQ.

(h)
LKQ shall at its sole expense as incurred provide the Covered Executive with outplacement services on such terms and conditions as may be reasonably determined by LKQ prior to the Covered Executive’s Termination Date.

5.
Release of Claims. LKQ’s obligations under this Policy to a Covered Executive (other than the pay and benefits set forth in Section 3) are contingent upon a Covered Executive’s executing and delivering to LKQ (and not revoking during any applicable revocation period) a valid, enforceable, full and unconditional release of all claims the Covered Executive may have against the Company (whether known or unknown) as of the Termination Date in such form as prescribed by the Company and which release becomes effective by its terms no later than 55 days after the Termination Date (such effectiveness, if any, is the “Release Effective Date”).

6.
Section 409A. The Policy is not intended to constitute a “nonqualified deferred compensation plan” within the meaning of Code Section 409A. Notwithstanding the foregoing, in the event this Policy or any benefit paid under this Policy to a Covered Executive is deemed to be subject to Code Section 409A, each Covered Executive consents to the Company’s adoption of such conforming amendments as the Company deems advisable or necessary, in its sole discretion (but without an obligation to do so), to comply with Code Section 409A and avoid the imposition of taxes under Code Section 409A. This Policy will be interpreted and construed to not violate Code Section 409A, although nothing herein will be construed as an entitlement to or guarantee of any particular tax treatment to any Covered Executive.

For purposes of this Policy, a termination of employment means a “separation from service” as defined in Code Section 409A. Each payment made pursuant to any provision of this Policy shall be considered a separate payment and not one of a series of payments for purposes of Code Section 409A. While it is intended that all payments and benefits provided under this Policy to Covered Executives will be exempt from or comply with Code Section 409A, the Company makes no representation or covenant to ensure that the payments under this Policy are exempt from or compliant with Code Section 409A. The Company will have no liability to Covered Executives or any other person or entity if a payment or benefit under this Policy is challenged by any taxing authority or is ultimately determined not to be exempt or compliant. The Covered Executives further understand and agree that the Covered Executives will be entirely responsible for any and all taxes on any benefits payable to the Covered Executives as a result of this Policy. As a condition of participation in the Policy, each Covered Executive understands and agrees that he/she will never assert any claims against the Company for reimbursement or payment of any Code Section 409A additional taxes, penalties and/or interest.

If upon a Covered Executive’s “separation from service” within the meaning of Code Section 409A, he or she is then a “specified employee” (as defined in Code Section 409A), then solely to the extent necessary to comply with Code Section 409A and avoid the imposition of taxes under Code Section 409A, the Company shall defer payment of “nonqualified deferred compensation” subject to Code Section 409A payable as a result of and within six (6) months following such “separation from service” under this Policy until the earlier of (i) the first business day of the seventh month following the Covered Executive’s “separation from service,” or (ii) ten (10) days after the Company receives written confirmation of the Covered Executive’s death. Any such delayed payments shall be made without interest. For avoidance of doubt, any payment whose amount is derived from the value of a Company common share shall be calculated using the value of a common share as of the closing on the expiration date of the foregoing Code Section 409A delay period.

To the extent any nonqualified deferred compensation payment to a Covered Executive could be paid in one or more of the Covered Executive’s taxable years depending upon the Covered Executive completing certain employment-related actions, then any such payments will commence or occur in the later taxable year to the extent required by Code Section 409A.

No reimbursement payable to the Covered Executive pursuant to any provisions of this Policy or pursuant to any plan or arrangement of LKQ shall be paid later than the last day of the calendar year following the calendar year in which the related expense was incurred, and no such reimbursement during any calendar year shall affect the amounts eligible for reimbursement in any other calendar year, except, in each case, to the extent that it does not violate Code Section 409A.

Any reimbursement payable to the Covered Executive under this Policy or pursuant to any plan or arrangement of LKQ shall be paid in accordance with the Company’s established procedures provided, however, that to the extent necessary to comply with Code Section 409A, the following requirements will be adhered to: (1) such reimbursement arrangements will provide an objectively determinable nondiscretionary definition of the expenses eligible for reimbursement or of the in-kind benefits to be provided, (2) such reimbursement arrangements will provide for the reimbursement of expenses incurred or for the provision of the in-kind benefits during an objectively and specifically prescribed period (including the lifetime of the service provider), (3) such reimbursement arrangements will provide that the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a Covered Executive’s taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, (4) the reimbursement of an eligible expense will be made on or before the last day of the Covered Executive’s taxable year following the taxable year in which the expense was incurred, and (5) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit. Additionally, to the extent required by Code Section 409A, an eligible reimbursement expense must be incurred by the Covered Executive no later than the end of the second year following the year in which the Covered Executive’s Termination Date occurs and any reimbursement payments to a Covered Executive must be made not later than the end of the third year following the Covered Executive’s Termination Date (or, in the case of in-kind benefits, by the end of the second year following the Covered Executive’s Termination Date).

7.
Section 280G. Anything in this Policy to the contrary notwithstanding, in the event that the independent auditors of the Company (the “Accounting Firm”) determine that receipt of all payments or distributions in the nature of compensation to or for a Covered Executive’s benefit, whether paid or payable pursuant to this Policy or otherwise (“Payments”), would subject the Covered Executive to tax under Section 4999 of the Code because of Code Section 280G (and/or the Company would not be able to fully deduct compensation payments to the Covered Executive because of Code Section 280G), the benefits paid or payable pursuant to this Policy (the “Policy Payments”), may be reduced (but not below zero) to the Reduced Amount, but only if the Accounting Firm determines that the Net After-Tax Receipt of unreduced aggregate Payments would be equal to or less than the Net After-Tax Receipt of the aggregate Payments as if the Payments were reduced to the Reduced Amount. If such a determination is not made by the Accounting Firm, the Covered Executive shall receive all Policy Payments to which he/she is entitled under this Policy.

If the Accounting Firm determines that Policy Payments should be reduced to the Reduced Amount, the Company shall promptly give the Covered Executive notice to that effect and a copy of the detailed calculation thereof. Absent manifest error, all determinations made by the Accounting Firm under this Section 7 shall be binding upon a Covered Executive and the Company and shall be made as soon as reasonably practicable and in no event later than twenty (20) business days following the date of the Code Section 280G “change in ownership or control”, or such later date on which there has been a Payment.

The reduction of the Policy Payments, if applicable, shall be made by reducing the payments and benefits hereunder in the following order, and only to the extent necessary to achieve, in the aggregate with other Payments, the Reduced Amount. The Company shall reduce or eliminate the Policy Payments, by first reducing or eliminating the portion of the Policy Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

All fees and expenses of the Accounting Firm in implementing the provisions of this Section 7 shall be borne by the Company. To the extent requested by a Covered Executive, the Company shall cooperate with such Covered Executive in good faith in valuing services provided or to be provided by such Covered Executive (including without limitation, the Covered Executive agreeing to refrain from performing services pursuant to a covenant not to compete or similar covenant) before, on or after the date of a change in ownership or control of the Company (within the meaning of Q&A-2(b) of the Treasury Regulations adopted under Section 280G of the Code (the “Regulations”)), such that payments in respect of such services may be considered reasonable compensation within the meaning of Q&A-9 and Q&A-40 to Q&A-44 of the Regulations and/or exempt from the definition of the term “parachute payment” within the meaning of Q&A-2(a) of the Regulations in accordance with Q&A-5(a) of the Regulations.

As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to a Covered Executive or for the Covered Executive’s benefit pursuant to this Policy which should not have been so paid or distributed (“Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to a Covered Executive or for the Covered Executive’s benefit pursuant to this Policy could have been so paid or distributed

(“Underpayment”), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or the Covered Executive that the Accounting Firm believes has a high probability of success, determines that an Overpayment has been made, such Covered Executive shall pay any such Overpayment to the Company; provided, however, that no amount shall be payable by a Covered Executive to the Company if and to the extent such payment would not either reduce the amount of taxes to which the Covered Executive is subject under Sections 1 and 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be paid promptly (and in no event later than sixty (60) days following the date on which the Underpayment is determined) by the Company to the Covered Executive or for the Covered Executive’s benefit.

For purposes of this Section 7, “Net After-Tax Receipt” shall mean the present value (as determined in accordance with Section 280G(d)(4) of the Code) of a Payment net of all taxes imposed on the Covered Executive with respect thereto under Sections 1 and 4999 of the Code and under applicable state and local laws, determined by applying the highest marginal rate under Section 1 of the Code and under state and local laws which applied to the Covered Executive’s taxable income for the immediately preceding taxable year, or such other rate(s) as the Covered Executive certifies as likely to apply to the Covered Executive in the relevant tax year(s). For purposes of this Section 7, “Reduced Amount” shall mean $1,000.00 less than the greatest amount of Payments that can be paid that would not result in the imposition of the excise tax under Section 4999 of the Code.

8.	Restrictive Covenants.

(a) The Covered Executive agrees to keep confidential all Confidential Information and shall not (directly or indirectly) disclose or use any such Confidential Information (other than as legally compelled by a court or a governmental or regulatory authority). For purposes of this Policy, Confidential Information shall mean information (whether or not in written form) concerning the business, products, services, plans, strategies, suppliers, business relationships, employees, customers, prospects, and financial affairs of LKQ and its affiliates, which is not generally known to the public or in the trade, is a competitive asset, and the disclosure of which would likely result in a competitive disadvantage to LKQ.

(b) The Covered Executive agrees that during the Severance Period the Covered Executive shall not, directly or indirectly, either for the Covered Executive or for any other person or entity: engage in, represent, furnish consulting services to, be employed by or have any interest in (whether as owner, principal, director, officer, partner, agent, consultant, lender, shareholder, member or otherwise) any business that would be competitive with any business conducted by LKQ or its subsidiaries on the date of this Agreement or any other business conducted by LKQ or its subsidiaries during the Covered Executive’s employment, anywhere in the United States; provided, however, the Covered Executive may acquire and hold an aggregate of up to two percent of the outstanding shares of any corporation engaged in any such business if such shares are publicly traded in an established securities market.

(c) The Covered Executive agrees that during the Severance Period the Covered Executive shall not, directly or indirectly, either for the Covered Executive or for any other person or entity, induce any customer of LKQ or its subsidiaries to patronize any other business, request or advise any other person or entity with which LKQ has a business relationship (including customers and suppliers) to withdraw, curtail or cancel any of its business with LKQ or its subsidiaries, or hire for employment, or assist any other person or entity in hiring for employment, any person employed by any of LKQ or its subsidiaries.

(d) Upon breach by the Covered Executive of any provision of this Section 7, the Covered Executive shall forfeit all benefits otherwise payable to the Covered Executive pursuant to this Policy (other than pay and benefits set forth in subsection 4(a)) and shall be obligated to repay to LKQ any cash payments made to the Covered Executive pursuant to this Policy (other than the pay and benefits set forth in Section 3).

9.
Term. The Company reserves the right to amend or terminate the Policy at any time, in whole or in part, and in any manner, and for any reason. Notwithstanding the foregoing, unless a Covered Executive provides written consent to the contrary, any termination or amendment of the Policy will be effective only after one (1) year advance written notice to a Covered Executive if such amendment or termination would result in a reduction of benefits that the Covered Executive would have otherwise been able to receive under the pre-amended or terminated Policy. If a Covered Executive experiences a Qualifying Termination before the first anniversary of the Covered Executive’s receipt of the foregoing Company notice, then the Covered Executive shall remain eligible to receive the full benefits owed to him/her under the pre-amended or terminated Policy.

10.	Definitions.

(a)
“Cause” shall mean (i) the Covered Executive engaging in willful and continued failure to substantially perform his or her material duties with the Company (other than due to becoming disabled); provided, however, that the Company shall have provided the Covered Executive with written notice of such failure and such failure is not cured by the Covered Executive within twenty (20) calendar days of such notice; (ii) the Covered Executive engaging in misconduct that is materially and demonstrably injurious to the Company; (iii) the conviction of, or plea of no contest to, a felony or other crime of moral turpitude by the Covered Executive; or (iv) a final non-appealable adjudication in a criminal or civil proceeding that the Covered Executive has committed fraud. For purposes of the previous sentence, no act or failure to act on the part of the Covered Executive shall be deemed “willful” if it is done, or omitted to be done, by the Covered Executive in good faith and with a reasonable belief that it was in the best interest of the Company.

(b)	“Good Reason” shall mean, with respect to a Covered Executive, the occurrence of any of the following events or circumstances without the advance written consent of the Covered Executive:

(i)
a substantial adverse change in the Covered Executive’s title, position, offices, or the nature of the Covered Executive’s duties or responsibilities, or in the position, level, or status of the person to whom the Covered Executive reports.

(ii)
a reduction by the Company in the Covered Executive’s annual base salary, target bonus, or benefits, other than a general reduction in benefits applicable across similarly situated executives within the Company;

(iii)
a failure by the Company to pay the Covered Executive material compensation or benefits when due including, without limitation, failure by the Company to pay any benefits accrued prior to the effective date of this Policy;

(iv)
the relocation of the office of the Company where the Covered Executive is principally employed to a location that is more than forty (40) miles from such office of the Company (except for required travel on the Company’s business to an extent substantially consistent with the Covered Executive’s customary business travel obligations in the ordinary course of business); or

(v)	any failure by a successor to the Company to assume and agree to the terms of this Policy.

provided, however, that no event or condition set forth in subparagraphs (i) through (v) above shall constitute Good Reason unless (x) the Covered Executive gives the Company written notice of objection to such event or condition within sixty (60) calendar days of the initial occurrence of such event or condition and (y) such event or condition is not corrected or remedied, in all material respects, by the Company within thirty (30) calendar days of its receipt of such notice; and provided, further, however, that the Covered Executive’s mental or physical incapacity following the occurrence of an event described above in subparagraphs (i) through (v) above shall not affect the Covered Executive’s ability to terminate employment for Good Reason and that the Covered Executive’s death following delivery of a notice of termination shall not affect the estate of the Covered Executive’s entitlement to the payments and benefits provided hereunder. In order to qualify as a termination of employment due to Good Reason, the Covered Executive must resign his/her employment for Good Reason within forty (40) calendar days after he has provided the Company with the foregoing notice that a Good Reason event has occurred.

11.
Beneficiaries. If a Covered Executive dies while any amount would be payable to such Covered Executive if he or she had continued to live, all such amounts shall be paid in accordance with the terms of this Policy to the devisee, legatee or other designee of the Covered Executive or, if there is no such designee, to the estate of the Covered Executive.

12.
Change of Control.  In the event of a Code Section 409A “change in control event” that occurs before a Covered Executive has fully received his/her benefits owed to him/her under this Policy for a Qualifying Termination, then (with the exception of any on-going Section 4(e) Health Plan benefits or Section 4(h) outplacement benefits) all unpaid benefits under this Policy shall be accelerated and be paid to a Covered Executive in a lump sum on the earliest practicable date(s) that would not violate Code Section 409A.

If a Covered Executive experiences a Qualifying Termination and on his/her Termination Date such Covered Executive is a party to a change of control or similar agreement with LKQ which can provide the Covered Executive with change of control severance benefits (the “Change of Control Agreement”) then the following provisions of this Section 12 shall also be applicable to such Covered Executive.

If a “Change of Control” (as defined in the Covered Executive’s Change of Control Agreement) occurs before either (i) the Covered Executive’s Termination Date in the event LKQ terminates the Covered Executive’s employment without Cause or (ii) the initial occurrence of a Good Reason event which ultimately is the basis for the Covered Executive’s Qualifying Termination and if the Covered Executive is therefore eligible for benefits under his/her Change of Control Agreement, then no benefits will be provided to such Covered Executive under this Policy.

Any severance benefits provided (or to be provided) under this Policy to a Covered Executive shall fully reduce or offset the benefits (which are of the same type of payment or benefit) that may otherwise be provided to a Covered Executive under his/her Change of Control Agreement. To hypothetically illustrate the foregoing sentence, if a Covered Executive was eligible for twelve months of salary severance under this Policy and twenty-four months of salary severance under his/her Change of Control Agreement, then the maximum aggregate amount of salary severance that could potentially be paid to the Covered Executive under both the Policy and the Change of Control Agreement would be an amount equal to twenty-four months of salary.

The Section 5 release of claims shall include a limited waiver to enable the Covered Executive to still be able to potentially receive Change of Control Agreement severance benefits to the extent applicable.

13.
Governing Law, Entire Agreement, At-Will. This Policy is governed by ERISA and, to the extent applicable, the laws of the State of Delaware, without reference to the conflict of law provisions thereof. With the exception of any executed change in control severance agreement that a Covered Executive has entered into with the Company, the Policy supersedes any and all prior separation, change in control, severance and salary continuation arrangements, programs and/or similar plans that may previously have been offered or provided by the Company (and its predecessors-in-interest) to Covered Executives. Except as may be provided above in Section 12, a Covered Executive is eligible to receive only the severance benefits described in this Policy and is not eligible for any other post employment severance from any other Company plan, policy or agreement. No provision of the Policy is intended to provide any Covered Executive with any right to continue as an employee with the Company or in any other capacity, for any specific period of time, or otherwise affect the right of the Company to terminate the employment or service of any individual at any time for any reason or no reason, with or without Cause.

EXHIBIT A

The Policy, including its Exhibit A, constitutes both the official plan document and the required summary plan description under ERISA.
ELIGIBILITY
The Policy is effective for selected eligible employees as set forth in Section 2 of the Policy and who otherwise satisfy the conditions set forth in the Policy (“Covered Executives”).
BENEFITS
If you are a Covered Executive, you shall be eligible for severance benefits at such times and in such amounts as may be specified in the Policy.
OTHER IMPORTANT INFORMATION
A. Policy Administration. As the Policy Administrator, the Company has the full and sole discretionary authority to administer and interpret the Policy, including discretionary authority to determine eligibility for participation in and for benefits under the Policy, to determine the amount of benefits (if any) payable per participant, and to interpret any terms of this document. All determinations by the Policy Administrator will be final and conclusive upon all persons and be given the maximum possible deference allowed by law. The Policy Administrator is the “named fiduciary” of the Policy for purposes of ERISA and will be subject to the applicable fiduciary standards of ERISA when acting in such capacity. The Company may delegate in writing to any other person all or a portion of its authority or responsibility with respect to the Policy.
B. Source of Benefits. The Policy is unfunded, and all severance benefits will be paid from the general assets of the Company or its successor. No contributions are required under the Policy.
C. Claims Procedure. If you are a Covered Executive and believe you have been incorrectly denied a benefit or are entitled to a greater benefit than the benefit you received under the Policy, you may submit a signed, written application to the Company’s Senior Vice President o f Human Resources (“Claims Administrator”). You will be notified in writing of the approval or denial of this claim within ninety (90) days of the date that the Claims Administrator receives the claim, unless special circumstances require an extension of time for processing the claim. In the event an extension is necessary, you will be provided written notice prior to the end of the initial ninety (90) day period indicating the special circumstances requiring the extension and the date by which the Claims Administrator expects to notify you of approval or denial of the claim. In no event will an extension extend beyond ninety (90) days after the end of the initial ninety (90) day period. If your claim is denied, the written notification will state specific reasons for the denial, make specific reference to the Policy provision(s) on which the denial is based, and provide a description of any material or information necessary for you to perfect the claim and why such material or information is necessary. The written notification will also provide a description of the Policy’s review procedures and the applicable time limits, including a statement of your right to bring a civil suit under section 502(a) of ERISA following denial of your claim on review.
You will have sixty (60) days from receipt of the written notification of the denial of your claim to file a signed, written request for a full and fair review of the denial by a review panel which will be a named fiduciary of the Policy for purposes of such review. This request should include the reasons you are requesting a review and may include facts supporting your request and any other relevant comments, documents, records and other information relating to your claim. Upon request and free of charge, you will be provided with reasonable access to, and copies of, all documents, records and other information relevant to your claim, including any document, record or other information that was relied upon in, or submitted, considered or generated in the course of, denying your claim. A final, written determination of your eligibility for benefits shall be made within sixty (60) days of receipt of your request for review, unless special circumstances require an extension of time for processing the claim, in which case you will be provided written notice of the reasons for the delay within the initial sixty (60) day period and the date by which you should expect notification of approval or denial of your claim. This review will take into account all comments, documents, records and other information submitted by you relating to your claim, whether or not submitted or considered in the initial review of your claim. In no event will an extension extend beyond sixty (60) days after the end of the initial sixty (60) day period. If an extension is required because you fail to submit information that is necessary to decide your claim, the period for making the benefit determination on review will be tolled from the date the notice of extension is sent to you until the date on which you respond to the request for additional information. If your claim is denied on review, the written notification will state specific reasons for the denial, make specific reference to the Policy provision(s) on which the denial is based and state that you are entitled to receive upon request, and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to your claim, including any document, record or other information that was relied upon in, or submitted, considered or generated in the course of, denying your claim. The written notification will also include a statement of your right to bring an action under section 502(a) of ERISA.
If your claim is initially denied or is denied upon review, you are entitled to receive upon request, and free of charge, reasonable access to, and copies of, any document, record or other information that demonstrates that (1) your claim was denied in accordance with the terms of the Policy, and (2) the provisions of the Policy have been consistently applied to similarly situated Policy participants, if any. In pursuing any of your rights set forth in this section, your authorized representative may act on your behalf.
If you do not receive notice within the time periods described above, whether on initial determination or review, you may initiate a lawsuit under Section 502(a) of ERISA.
D. Indemnification. The Company agrees to indemnify its officers and employees and the members of the Board of Directors of the Company from all liabilities from their acts or omissions in connection with the administration, amendment or termination of the Policy, to the maximum extent permitted by applicable law.
E. Severability. If any provision of the Policy is held invalid or unenforceable, its invalidity or unenforceability will not affect any other provision of the Policy, and the Policy will be construed and enforced as if such provision had not been included.
F. Headings. Headings in the Policy are for purposes of reference only and will not limit or otherwise affect the meaning hereof.
STATEMENT OF ERISA RIGHTS
As a participant in the Policy you are entitled to certain rights and protections under ERISA. ERISA provides that all Policy participants shall be entitled to:
A. Receive Information About Your Policy and Benefits
Examine, without charge, at the Policy Administrator’s office and at other specified locations, such as work sites, all documents governing the Policy.

Obtain, upon written request to the Policy Administrator, copies of documents governing the operation of the Policy. The Policy Administrator may impose a reasonable charge for the copies.
B. Prudent Actions by Policy Fiduciaries
In addition to creating rights for Policy participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate your Policy, called “fiduciaries” of the Policy, have a duty to do so prudently and in the interest of you and other Policy participants and beneficiaries. No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a welfare benefit or exercising your rights under ERISA.
C. Enforce Your Rights
If your claim for a welfare benefit is denied or ignored, in whole or in part, you have a right to know why this was done, to obtain copies of documents relating to the decision without charge, and to appeal any denial, all within certain time schedules.
Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request a copy of Policy documents and do not receive it within 30 days, you may file suit in a federal court. In such a case, the court may require the Policy Administrator to provide the materials and pay you up to $110.00 per day until you receive the materials, unless the materials were not sent because of reasons beyond the control of the Policy Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a state or federal court after you have completed the Policy's administrative appeals process. If you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.
D. Assistance With Your Questions
If you have any questions about the Policy, you should contact the Policy Administrator. If you have any questions about this statement or about your rights under ERISA, or if you need assistance in obtaining documents from the Policy Administrator, you should contact the nearest office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory, or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue N.W., Washington, D.C. 20210. You may also obtain certain publications about your rights and responsibilities under ERISA by calling the publications hotline of the Employee Benefits Security Administration.

ADDITIONAL POLICY INFORMATION

Name of Policy:	LKQ Corporation Severance Policy for Key Executives
Employer Sponsoring Policy:	LKQ Corporation 500 West Madison Street, Suite 2800, Chicago, IL 60661
Employer Identification Number:	36-4215970
Policy Number:	501
Policy Year:	Calendar Year
Policy Administrator:	LKQ Corporation c/o Senior Vice President of Human Resources 500 West Madison Street, Suite 2800, Chicago, IL 60661 Telephone No. (312) 621-1950
Agent for Service of Legal Process:	Policy Administrator, at the above address
Type of Policy:	Employee Welfare Benefit Plan providing for severance benefits
Policy Costs:	The cost of the Policy is paid by LKQ Corporation
Type of Administration:	Self-administered by the Policy Administrator

IN WITNESS WHEREOF, the Company has caused this Policy to be duly executed as of July 21, 2014.

LKQ CORPORATION

/s/ Robert A. Alberico
By:	Robert A. Alberico
Title:	Senior Vice President of Human Resources